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                            July 15, 2022

       Edward A. Schlesinger
       Chief Financial Officer
       Corning Inc.
       One Riverfront Plaza
       Corning, New York, 14831

                                                        Re: Corning Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated June
24, 2022
                                                            File No. 001-03247

       Dear Mr. Schlesinger:

              We have reviewed your June 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 24, 2022 letter.

       Response Dated June 24, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       24

   1. We note your response to prior comment six that "Pricing for Corning's insurance program has increased
at the rate of the overall market." Please provide quantitative information regarding
the cost of insurance for each of the periods covered by your Form
                                                        10-K and explain
whether increased amounts are expected in future periods.
              Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.
 Edward A. Schlesinger
Corning Inc.
July 15, 2022
Page 2
                                          Sincerely,
FirstName LastNameEdward A. Schlesinger
                                          Division of Corporation Finance
Comapany NameCorning Inc.
                                          Office of Manufacturing
July 15, 2022 Page 2
cc:       Linda E. Jolly
FirstName LastName